NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2020

You are receiving this notification as First Mining Gold Corp. ("**First Mining**," the "**Company**", "**we**", "**us**" or "**our**") is using the notice and access model ("**Notice and Access**") for the delivery of meeting materials to our shareholders for the annual general meeting of our shareholders that will be held on June 16, 2020 (the "**Meeting**"). The use of Notice and Access means delivery to our shareholders of the materials for the Meeting is more environmentally friendly as it will help reduce paper use and our carbon footprint and it should also reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Company's management information circular (the "**Circular**") for the **Meeting**, the audited consolidated financial statements of the Company for the year ended December 31, 2019 and management's discussion and analysis thereon (collectively, the "**Meeting Materials**"), our shareholders are receiving this notification containing information on how to access the Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

Meeting Date and Location

When: Tuesday, June 16, 2020
10:00 a.m. (Pacific Time)

Where: **Virtual meeting** via live webcast
www.issuerdirect.com/virtual-event/ff

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely **virtual meeting**, which will be conducted via live webcast at the above website, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of First Mining and management. As the Meeting will be completely virtual, **shareholders will not be able to attend the Meeting in person**.

Business of the Meeting

Shareholders will be asked to consider and vote on the following matters:

1. **Financial Statements:** Receive our audited consolidated annual financial statements for the financial year ended December 31, 2019 and the auditor's report on those statements (see the section entitled "*Particulars of the Matters to be Acted Upon – Receipt of audited consolidated financial statements*" on page 11 of the Circular);

2. **Set the number of Directors and elect our Directors:** Set the number of directors at five and elect five directors to our board to hold office for the ensuing year (see the sections entitled "*Particulars of the Matters to be Acted Upon – Fix the number of directors to be elected at the Meeting at five*" and "*Particulars of the Matters to be Acted Upon – Election of directors*" on page 11 of the Circular);

3. **Appoint our Auditor:** Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay (see the section entitled "*Particulars of the Matters to be Acted Upon – Appointment of auditor*" on page 16 of the Circular); and

4. Conduct such **other business** properly brought before the Meeting or any adjournment or postponement of the Meeting (see the section entitled "*Particulars of the Matters to be Acted Upon – Other business*" on page 16 of the Circular).

First Mining reminds shareholders that it is <u>important</u> that they review the Circular before voting. See the remainder of this notice for instructions on how to view the Circular, and how to vote.

Accessing the Meeting Materials Online

Shareholders can view the Meeting Materials online under our SEDAR profile at www.sedar.com, or on our website at www.firstmininggold.com/investors/AGM.

How to Request Printed Meeting Materials

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR.

Registered shareholders may make their request by contacting Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone 1.877.907.7643 (North America) or 905.507.5450 (Non N. America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided. If you are a non-registered shareholder and you do not have a control number on your voting instruction form, please call toll-free at 1.855.887.2243.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the

Meeting, First Mining must receive requests for paper copies of the Meeting Materials at least seven (7) business days in advance of the proxy deposit deadline date and time set out in the accompanying proxy or voting instruction form. The Meeting Materials will be sent to those shareholders who request a paper copy of the Meeting Materials within three (3) business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of Meeting Materials will receive a paper copy of the Meeting Materials with this notification.

Voting Process

This notice is accompanied by either a form of proxy (for registered shareholders) or a voting instruction form (for non- registered shareholders).

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET: www.investorvote.com
Follow the instructions using the 15-digit control number noted on your proxy.

TELEPHONE: 1.866.732.8683 (North America)
1.312.588.4290 (if outside North America)
You will need the 15-digit control number noted on your proxy.

MAIL: Computershare Investor Services Inc.
Attention: Proxy Department
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

If you are a registered shareholder and you have questions / need assistance completing your form of proxy, please contact Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

CANADA		UNITED STATES	
INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.	**INTERNET:**	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.
TELEPHONE:	1.800.474.7493 *(for English)* 1.800.474.7501 *(for French)* You will need the 16-digit control number noted on your voting instruction form.	**TELEPHONE:**	1.800.454.8683 You will need the 16-digit control number noted on your voting instruction form.
MAIL:	Data Processing Centre P.O. Box 3700, STN Industrial Park Markham, Ontario L3R 9Z9 Canada	**MAIL:**	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533, USA

If you are a non-registered shareholder and you have questions or need assistance completing your voting instruction form, please contact your broker.

Questions

Shareholders with questions about Notice and Access can contact Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Dated at Vancouver, British Columbia this 6th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS.

/s/ Keith Neumeyer

Keith Neumeyer
Chairman